Windtree Therapeutics, Inc.

2600 Kelly Road, Suite 100

Warrington, PA 18976

December 29, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:         Windtree Therapeutics, Inc.

Registration Statement on Form S-3
Filed December 23, 2021 (File No. 333-261878)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-261878) filed by Windtree Therapeutics, Inc. on December 23, 2021 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement.

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Rachael M. Bushey, Esq. of Troutman Pepper Hamilton Sanders LLP, counsel to the Company, at (215) 981-4331.

[Remainder of the page intentionally left blank]

Very truly yours,

WINDTREE THERAPEUTICS, INC.

By:	/s/ Diane Carman
	Name:	Diane Carman
	Title:	Senior Vice President and General Counsel